EXHIBIT 99.1

Service

Expertise

Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President & Chief Executive Officer



BancAnalysts Association of Boston
28th Annual Fall Conference
"Is That a Light at the End of the Tunnel?"

November 6, 2009



Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.



Service   Expertise   Integrity



Northern Trust

Service

Expertise

Integrity

"Is That a Light at the End of the Tunnel?"



We See Daylight – Our Long-Term View Fuels Optimism

1889





2009



Long-Term Success Due to Enduring Strategies:

- ✓ 120-year heritage of service, expertise and integrity
- ✓ Leadership positions in client-focused business segments
- ✓ Attractive market and geographic growth opportunities
- ✓ Comprehensive product capabilities
- ✓ Distinctive balance sheet and capital strength
- ✓ Invested, experienced and stable management team
- ✓ Proven record of managing the business for long-term growth and profitability



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Agenda: *"Is That a Light at the End of the Tunnel?"*



Expert Perspectives

- U.S. Economy

- Global Recovery

- Interest Rates

- Global Equity Markets

- Fixed Income Markets

- Regulatory Framework





Paul Kasriel, Northern Trust's Chief Economist, on the U.S. Economy

THE HOUSING MARKET

"I think the worst is over for housing. Supply and demand are coming into relationship with each other. Given the level of mortgage rates, given how much house prices have fallen, housing is very affordable today."

CONSUMER CONFIDENCE

"Consumer confidence is definitely recovering. Unfortunately, consumer confidence is not a very good forecaster of consumer spending."

UNEMPLOYMENT

"The unemployment rate is probably going to rise through the first half of 2010. And that is going to have a negative impact on consumer spending for the next several quarters. But [here] again, **the worst is over** [as] the largest rates of contraction occurred in the second half of 2008."

THE LABOR MARKET

"We are seeing signs of the labor market stabilizing. Every week, people file for new unemployment insurance claims. And those claims are starting to trend lower."

CREDIT MARKETS

"There is an overall significant thawing in credit markets. The short-end of credit markets has returned to pre-crisis conditions. More progress is desirable in the risky sector."

RECESSION IS BEHIND US

"The third quarter GDP numbers indicate that a recovery has begun. The Federal Reserve has been aggressive and that has helped stabilize the financial markets. In addition, and for all its problems, the Treasury's TARP program, I think, played a role in stabilizing the markets. Going forward, the fiscal stimulus should hasten the pace of recovery."

Source: Northern Trust Podcast, *Coming Out of the Downturn: Is the Worst Over?*, October 8, 2009.



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Views on the Global Recovery

Jim Owens
Chairman & CEO
Caterpillar Inc.
October 20, 2009

- "We believe the third quarter marked the low point for Caterpillar sales and revenues in what has been the toughest recession since the 1930s."

- "While we are still navigating through a very difficult environment in 2009, we see signs of improving economic conditions throughout most of the world."

- "However, the world economy is still facing significant challenges. There is uncertainty about the timing and strength of recovery."

Lakshmi Mittal
Chairman & CEO
ArcelorMittal
September 16, 2009

- The steel market post crisis:

- "A slow and uncertain recovery [is expected] in the developed world."

- "[However,] China is booming again and emerging markets are recovering rapidly."

- "Driven by emerging markets, world steel demand [is expected] to return to a 3% to 5% growth trend post crisis."

Jim McDonald
Chief Investment Strategist
Northern Trust Corporation
October 26, 2009

- "The global economy swung strongly into growth mode in the third quarter, with worldwide manufacturing output growing greater than 10%."

- "Worldwide GDP [is] estimated to have grown around 3.5% after growing just 1.5% in the second quarter."

- "Emerging markets, particularly China, are leading the way, with growth estimated to be twice as fast as that experienced in the developed world."

Jim Owens' comments are from Caterpillar's 3Q09 Earnings Release.
Lakshmi Mittal's comments are from ArcelorMittal's 2009 Investor Day.



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Northern Trust



Monetary Policy is Beginning to Normalize

Interest Rates in developed economies remain at absolutely low levels, though emerging market related economies are beginning to show early signs of normalizing.

- The Federal Funds Rate (0%-0.25%) was left unchanged at the FOMC's late September meeting.

- The September FOMC policy statement reiterated Chairman Bernanke's opinion that an economic recovery is underway, representing a significant departure from the August policy statement which noted that "economic activity is leveling out."

- European Central Bank and the Bank of England actions in October left current stimulative policy measures unchanged.

- The Swedish and South African central banks left their interest rates unchanged in meetings held on October 22, 2009.

- In late August, the Bank of Israel raised its benchmark interest rate by 0.25% to 0.75% stating that its decision "strikes a balance between the need to moderate inflation and the need to continue to support the recent recovery in economic activity."

- Evidence of the start of a global financial tightening cycle continued to emerge in early October as Australia became the first G-20 central bank to raise its benchmark short rate from 3% to 3.25%.

- On October 28, Norway raised its benchmark rate from 1.25% to 1.5%.

We expect the Federal Reserve to remain accommodative for an extended period, as low inflationary pressures allow it to delay raising rates until the economic recovery is strong enough to sustain them.

Sources: *Northern Trust Perspective*, October 19, 2009 and September 18, 2009.
Northern Trust Daily Global Commentary, September 23, 2009.



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Developed and Emerging Equity Markets Have Improved



Global Equity Indices – Third Quarter 2009

IRELAND	23.7%
U.K.	21.3%
FRANCE	20.9%
SOUTH KOREA	20.4%
AUSTRALIA	20.1%
BRAZIL	19.5%
INDIA	18.2%
GERMANY	18.0%
TAIWAN	16.7%
US S&P 500	15.0%
SINGAPORE	14.6%
HONG KONG	14.0%
JAPAN	1.8%

Sources: Haver Analytics

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Northern Trust



Fixed Income Markets and Liquidity Normalizing

Fixed Income Markets continue to improve in 2009, but have not fully recovered.

- "While economic data was somewhat negative in October 2009, U.S. Treasury Bill and Treasury rates have been range bound.

- Northern Trust Fixed Income Research expects these rates to move only marginally through the end of 2009.

- In the minutes of the FOMC's September 23 meeting, committee members noted that credit 'remained difficult to obtain and costly for many borrowers' and was expected to improve 'only gradually.'

- There has been significant improvement with respect to market liquidity, although we do expect volatility in prices and spreads to continue for the foreseeable future.

- Northern Trust Fixed Income Research also expects interest rate and credit market rallies to be interspersed with market sell-offs."

Source: Colin Robertson, Director of Fixed Income, Northern Trust Fixed Income Market Update Podcast, October 22, 2009.



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A Still Evolving Governmental and Regulatory Framework

The full impact of Governmental and Regulatory efforts on financial markets remains to be seen.

- "We find ourselves increasingly focused on the impact of government action on financial markets.

- This includes discussion around the unwind of policy initiatives, regulatory change and geopolitical risks. Our conclusion is that the global economic recovery is going to be heavily impacted by government actions.

- Government intervention got us through Phase I –the stabilization of credit markets with an early economic recovery supported by inventory rebuilding –of this recovery.

- Government intervention will heavily influence Phase II –the withdrawal of credit market support alongside an economic expansion supported by end-demand –of this recovery.

- The proportionate impact of the eventual policy moves will be influenced, to a significant degree, by the financial strength of the region being discussed and its exposure to the current drivers of global growth. Emerging markets are better positioned than their developed counterparts."

Source: Jim McDonald, Northern Trust's Chief Investment Strategist, *Insights from Northern Trust*, October 13, 2009.


Northern Trust

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Service

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Implications for Northern Trust



Equity and Fixed Income Market Implications

Market Value of Client Assets Drives
Key Revenue Components

- **Assets Under Custody**
- **Global Custody Assets**
- **Assets Under Management**



Total Revenues
Year-to-Date 9/30/09

- C&IS Trust Fees 28%
- Net Interest Income 29%
- Other Revenue 20%
- PFS Trust Fees 23%


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Note: Revenues exclude VISA items. Marks in one mark-to-market securities lending collateral fund have also been excluded.



Interest Rate Environment Implications

Level of Interest Rates Affects Key Revenue Components

Net Interest Income

Securities Lending

Trust Fees – Mutual Fund Fee Waivers

**Total Revenues
Year-to-Date 9/30/09**



- C&IS Trust Fees excl. SL 24%
- Securities Lending 4%
- PFS Trust Fees 23%
- Other Revenue 20%
- Net Interest Income 29%

Note: Revenues exclude VISA items. Marks in one mark-to-market securities lending collateral fund have also been excluded.

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Economic Recovery Implications

Relationship Based Lending Strategy

$28B Loan Portfolio

($ in Billions)

Leases $1.0 4%
Non-U.S. $0.8 3%
Other $0.8 3%
Residential Real Estate $10.8 38%
Personal $4.7 17%
Commercial Real Estate $3.1 11%
Commercial $6.8 24%

Loan Quality Notably Better Than Industry Averages

3.86%
2.78%
1.07%
0.65%
EOP NPAs to Loans
NCOs to Avg Loans
NTRS
Top 20 Peers' Average

All data is as of 9/30/09. NPAs = Non-Performing Assets. NCOs = Net Charge-offs

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Regulatory Framework Implications

Consistent capital strength is a Northern Trust hallmark



CAPITAL RATIOS

	9/30/08	9/30/09	"Well Capitalized" Guideline
Tier 1 Capital	9.2%	13.3%	6.0%
Total Risk-Based	11.4%	15.7%	10.0%
Leverage	6.6%	9.0%	5.0%
Tier 1 Common Equity	8.7%	12.7%	--
Tangible Common Equity	5.5%	7.5%	--

COMMON EQUITY ($ Billions)

CAGR: +12%



2000	2001	2002	2003	2004	2005	2006	2007	2008	3Q09
$2.3	$2.7	$2.9	$3.1	$3.3	$3.6	$3.9	$4.5	$4.9	$6.2



Service   Expertise   Integrity

Northern Trust



Northern Trust

Service

Expertise

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Concluding Thoughts



Growth Driven by Highly Focused, Client-centric Business Model

120 - year heritage of service, expertise and integrity

Our Clients

Corporate & Institutional Services

- Sovereign Wealth Funds
- Insurance Companies
- Investment Management Firms
- Large Corporations
- Pension Funds
- Government Agencies
- Taft-Hartley
- Foundations / Endowments / Healthcare

Personal Financial Services

- Family Offices
- Family Foundations
- Families
- Individuals
- Privately Held Businesses

Northern Trust Global Investments

Operations & Technology



Service | Expertise | Integrity

Northern Trust

Service

Expertise

Integrity

NORTHERN TRUST CORPORATION

Frederick H. Waddell
President & Chief Executive Officer


Northern Trust

BancAnalysts Association of Boston
28th Annual Fall Conference
"Is That a Light at the End of the Tunnel?"

November 6, 2009